EXHIBIT (a)(1)(iii)

COMMUNICATION TO MANAGERS OF RF MICRO DEVICES, INC.
DATED JULY 11, 2005

Date:	July 11, 2005
To:	RFMD Managers
From:	Dean Priddy, CFO and Vice President of Administration
Subj:	Questions About the Option Exchange Program

Today, RFMD commenced the Option Exchange Program, subject to shareholder approval of the program at our 2005 Annual Meeting scheduled for August 2, 2005. As managers, you may receive questions from employees concerning the Option Exchange Program. Because there are strict SEC regulations on communications regarding proxy votes and tender offers, you should not provide any additional information regarding the Option Exchange Program if asked and should refer employees to our communications on file with the SEC. In addition, you can refer employees who have questions about the Option Exchange Program to RFMD’s Treasury Department, which they may contact via e-mail to “Option Exchange Coordinator” (OEC@rfmd.com) or via phone to Extension 5750 ((336) 678-5750).

Additionally, you should not make any recommendation to any employee as to whether they should tender, or refrain from tendering, any or all of their eligible options under the Option Exchange Program. Each employee must make their own decision whether to tender their eligible options.

We appreciate your cooperation.